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                          August 28, 2023

       Ajay Kochhar
       Co-Founder, President & CEO
       Li-Cycle Holdings Corp.
       207 Queens Quay West
       Suite 590
       Toronto, ON, M5J 1A7
       Canada

                                                        Re: Li-Cycle Holdings
Corp.
                                                            Registration
Statement on Form F-3
                                                            Filed August 18,
2023
                                                            File No. 333-274084

       Dear Ajay Kochhar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Andrea M. Basham, Esq.,
of Freshfields Bruckhaus et al.